Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplements dated

September 5, 2012 and the Prospectus dated September 30, 2011

Registration No. 333-176088

September 5, 2012

M/I HOMES, INC.

Concurrent Offerings of

2,200,000 Common Shares, par value $0.01 per share

(the “Common Stock Offering”)

and

$50,000,000 3.25% Convertible Senior Subordinated Notes due 2017

(the “Notes Offering”)

The information in this pricing term sheet supplements the information in (i) the preliminary prospectus supplement dated September 5, 2012 relating to the Common Stock Offering, including the documents incorporated by reference therein (the “Common Stock Prospectus Supplement”), (ii) the preliminary prospectus supplement dated September 5, 2012 relating to the Notes Offering, including the documents incorporated by reference therein (the “Notes Prospectus Supplement”), and (iii) the related base prospectus dated September 30, 2011.

Issuer:	M/I Homes, Inc.

Exchange/Symbol for the Issuer’s common stock	NYSE: MHO

Trade Date:	September 6, 2012

Expected Settlement Date:	September 11, 2012

Common Stock Offering

Security:	Common shares, par value $0.01 per share, of the Issuer

Offering size:	2,200,000 shares

Over-Allotment Option:	15% (330,000 shares)

Distribution:	SEC Registered

Public Offering Price:	$17.63 per share

CUSIP/ISIN Numbers:	CUSIP: 55305B101 ISIN: US55305B1017

Joint Book-Running Managers:	J.P. Morgan Securities LLC and Citigroup Global Markets Inc.

Lead Manager:	JMP Securities LLC

Co-Managers:	PNC Capital Markets LLC, The Huntington Investment Company and Comerica Securities, Inc.

Notes Offering

Security:	Convertible Senior Subordinated Notes

Guarantors:	All of the subsidiaries of the company that are guarantors under the company’s 8.625% Senior Notes due 2018.

Offering size:	$50 million aggregate principal amount

Over-Allotment Option:	15% ($7.5 million)

Distribution:	SEC Registered

Maturity Date:	September 15, 2017

Optional Redemption:	We may not redeem the notes prior to the stated maturity date.

Repurchase at the Option of Holders:	If a fundamental change occurs prior to the stated maturity date, holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest (including additional amounts, if any) to, but excluding, the fundamental change repurchase date.

Interest Rate:	3.25%

Issue Price:	100% plus accrued interest, if any, from the issue date

Interest Payment Dates:	March 15 and September 15 of each year, commencing March 15, 2013

Initial Conversion Rate:	42.0159 common shares

Initial Conversion Price:	Approximately $23.80 per common share

CUSIP/ISIN Numbers:	CUSIP: 55292P AA3 ISIN: US55292PAA30

Joint Book-Running Managers:	J.P. Morgan Securities LLC and Citigroup Global Markets Inc.

Lead Managers:	JMP Securities LLC and U.S. Bancorp Investments, Inc.

Co-Managers:	PNC Capital Markets LLC, The Huntington Investment Company and Comerica Securities, Inc.

Adjustments to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:	The following table sets forth the hypothetical stock price, effective date and number of additional shares per $1,000 principal amount of the notes:

Stock Price
	$17.63	$20.00	$22.50	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00	$70.00	$80.00
Effective Date
September 11, 2012	14.7055	12.2633	9.8008	7.9967	5.5968	4.1259	3.1626	2.0173	1.3821	0.9882	0.7245
September 15, 2013	14.7055	11.9818	9.3912	7.5229	5.0978	3.6626	2.7533	1.7143	1.1613	0.8263	0.6043
September 15, 2014	14.7055	11.5213	8.7751	6.8369	4.4077	3.0437	2.2229	1.3412	0.8999	0.6401	0.4693
September 15, 2015	14.7055	10.7523	7.8104	5.8020	3.4264	2.2097	1.5422	0.8987	0.6056	0.4370	0.3243
September 15, 2016	14.7055	9.5414	6.2620	4.1653	1.9883	1.1014	0.7177	0.4252	0.3035	0.2278	0.1729
September 15, 2017	14.7055	7.9841	2.4285	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is in excess of $80.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•

if the stock price is less than $17.63 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 56.7214 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments” in the Notes Prospectus Supplement.

This information does not purport to be a complete description of the common shares, the Common Stock Offering, the notes or the Notes Offering. This communication does not constitute an offer to sell or the solicitation of an offer to buy any common shares or notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

M/I Homes, Inc. has filed a registration statement (including a prospectus and preliminary prospectus supplements) with the SEC for the Common Stock Offering and Notes Offering. Before you invest, you should read the prospectus (including the preliminary prospectus supplements) in that registration statement and other documents M/I Homes, Inc. has filed with the SEC for more complete information about M/I Homes, Inc. and these offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectuses relating to the offerings may be obtained from your sales representative: J.P. Morgan Securities LLC, toll free at (866) 803-9204 or Citigroup, toll free at (800) 831-9146.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.